Mr. David Lovatt

Chief Executive Officer

Pocket Games, Inc.

909 Plainview Ave.

Far Rockaway, NY 11691

Ms. Melissa Kindelan

United States Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re: Pocket Games, Inc.

Item 4.01 Form 8-K

Filed September 22, 2014

File No. 000-55186

October 6, 2014

Dear Ms. Kindelan,

Please be advised that we have taken the following actions in response to the comments received from the Securities and Exchange Commission on September 23, 2014.

1.

We have filed an amended Form 8-K to include that there were no consultations with the Company’s new accountant from October 4, 2013 (inception) through October 31, 2013 and during the subsequent interim period, prior to September 5, 2014, specifically as described in Item 304(a)(2) of Regulation S-K.

2.

We have requested again, via email, a current Exhibit 16 letter from the former accountant, Salberg and Co. even though Mr. Scott Salberg of Salberg and Co. has previously informed us that “I will not issue any such letter until the outstanding balance is paid”. Salberg and Co. claims we owe them a balance of approximately $4,000.00.

Additionally, we asked Mr. Salberg as a professional courtesy, from someone who we have paid to audit our first fiscal year and subsequent quarters, to please issue the Exhibit 16 letter for our 8-K filing. We contend that the amounts charged to us for the work they performed is greater than the amounts previously discussed, therefore our payments made to date would reflect a lesser balance owed.

I acknowledge, on behalf of the company, that the company is responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

/s/ David Lovatt

David Lovatt

Chief Executive Officer